FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 12, 2010

BAYTEX ENERGY TRUST ANNOUNCES SECOND QUARTER 2010 RESULTS

Calgary, Alberta (August 12, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce its operating and financial results for the three months and six months ended
June 30, 2010 (in Canadian dollars unless otherwise denoted).

Highlights

•	Produced a quarterly record of 44,104 boe/d for Q2/2010 (an increase of 9% from Q2/2009 and 2% from Q1/2010);
•	Generated funds from operations of $109.1 million in Q2/2010 (an increase of 26% from Q2/2009 and 2% from Q1/2010);
•
Completed the acquisition of a private entity with heavy oil assets in the Lloydminster area of Saskatchewan for total net consideration of $40.9 million, adding approximately 900 bbl/d of oil production at accretive metrics;

•	Expanded our Bakken/Three Forks position to approximately 124,000 net acres, including the addition of high working interest lands in Williams County, North Dakota;
•	Amended our credit facilities, increasing the available facilities to $550 million from $515 million and extending the maturity date to June 2012;
•	Received upgrades from Standard and Poor’s to BB for our corporate credit rating and to B+ as an issue rating for our senior unsecured debentures; and
•	Declared total distributions of $46.8 million in Q2/2010, representing a payout ratio of 43% net of distribution reinvestment plan (“DRIP”) participation (55% before DRIP).

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
FINANCIAL (thousands of Canadian dollars, except per unit amounts)
Petroleum and natural gas sales	241,564	261,782	193,239	503,346	343,575
Funds from operations (1)	109,123	107,498	86,661	216,621	146,033
Per unit - basic	0.98	0.98	0.82	1.96	1.43
Per unit - diluted	0.95	0.95	0.81	1.89	1.41
Cash distributions declared (2)	46,761	49,142	32,569	95,903	67,516
Per unit	0.54	0.54	0.36	1.08	0.78
Net income	33,027	51,954	27,451	84,981	18,961
Per unit - basic	0.30	0.47	0.26	0.77	0.19
Per unit - diluted	0.29	0.46	0.26	0.74	0.18

Exploration and development	62,548	57,011	29,918	119,559	77,393
Acquisitions – net of dispositions	4,659	2,333	2,348	6,992	2,332
Corporate acquisition	40,914	-	-	40,914	-
Total oil and gas expenditures	108,121	59,344	32,266	167,465	79,725

Bank loan	341,919	257,364	154,171	341,919	154,171
Convertible debentures	5,864	6,353	10,053	5,864	10,053
Long-term notes	150,000	150,000	209,187	150,000	209,187
Working capital deficiency	55,660	50,381	38,550	55,660	38,550
Total monetary debt (3)	553,443	464,098	411,961	553,443	411,961

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
OPERATING
Daily production
Light oil and NGL (bbl/d)	6,443	6,660	7,073	6,551	7,096
Heavy oil (bbl/d)	28,263	27,278	23,284	27,773	23,357
Total oil (bbl/d)	34,706	33,938	30,357	34,324	30,453
Natural gas (mmcf/d)	56.4	56.9	60.2	56.7	57.7
Oil equivalent (boe/d @ 6:1) (4)	44,104	43,425	40,387	43,766	40,076

Average prices (before financial hedging)
WTI oil (US$/bbl)	78.03	78.71	59.51	78.37	51.29
Edmonton par oil ($/bbl)	75.46	80.31	66.15	77.88	58.26
BTE light oil and NGL ($/bbl)	64.38	68.04	54.28	66.23	48.68
BTE heavy oil ($/bbl) (5)	57.59	62.07	51.19	59.78	42.71
BTE total oil ($/bbl)	58.84	63.24	51.91	61.01	44.10
BTE natural gas ($/mcf)	4.19	5.31	3.85	4.75	4.58
BTE oil equivalent ($/boe)	51.67	56.41	44.78	54.01	40.11

USD/CAD noon rate at period end	0.9429	0.9846	0.8602	0.9429	0.8602
USD/CAD average rate for period	0.9733	0.9607	0.8568	0.9671	0.8290

TRUST UNIT INFORMATION
TSX
Unit price (Cdn$)
High	$36.31	$36.80	$20.18	$36.80	$20.18
Low	$27.72	$29.50	$14.89	$27.72	$9.77
Close	$31.80	$34.35	$19.59	$31.80	$19.59
Volume traded (thousands)	28,441	22,448	25,453	50,889	64,442

NYSE
Unit price (US$)
High	$36.23	$36.07	$18.42	$36.23	$18.42
Low	$25.64	$27.56	$11.76	$25.64	$7.84
Close	$29.95	$33.96	$16.83	$29.95	$16.83
Volume traded (thousands)	7,292	4,452	9,426	11,744	21,970

Units outstanding (thousands)	111,259	110,650	106,988	111,259	106,988

(1)
Funds from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items. Baytex’s funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months and six months ended June 30, 2010.

(2)	Cash distributions declared are net of DRIP.

(3)
Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), the balance sheet value of the convertible debentures and the principal amount of long-term debt.

(4)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5)	Heavy oil wellhead prices are net of blending costs.

Operations Review

Production averaged 44,104 boe/d during the second quarter of 2010, as compared to 43,425 boe/d in the first quarter of 2010, a 2% increase in oil-equivalent production. Oil production increased by 2% and natural gas production declined by 1% as compared to the prior quarter.

Capital expenditures for exploration and development activities totaled $62.5 million for the second quarter of 2010. During this period, Baytex participated in the drilling of 29 (24.3 net) wells, resulting in 27 (22.3 net) oil wells and two (2.0 net) service wells for a 100% success rate. Second quarter drilling included 12 (11.2 net) oil wells and two (2.0 net) service wells in our Lloydminster heavy oil area, five (5.0 net) producing wells at Seal, five (4.8 net) wells in our light oil and gas areas in western Canada and five (1.3 net) oil wells in North Dakota.

Consistent with previous guidance, our exploration and development capital budget for 2010 is $235 million.  In our first quarter release, we increased guidance for 2010 average production from the original level of 43,500 boe/d to 44,000 boe/d, including the contribution from the Lloydminster acquisition.  We are now increasing guidance for 2010 average production to a range of 44,000 to 44,500 boe/d.

Heavy Oil

In the second quarter of 2010, heavy oil production averaged 28,263 bbl/d, an increase of 21% over the second quarter of 2009 and 4% over the first quarter of 2010. During the second quarter of 2010, we drilled 17 (16.2 net) producing wells and two (2.0 net) service wells on our heavy oil properties for a 100% success rate.

In late May, we closed the acquisition of a private company with heavy oil assets in the Lloydminster area.  The acquisition includes production of approximately 900 bbl/d and 32,100 net acres of undeveloped land.  We have identified a number of drilling and recompletion opportunities on these lands that should provide production growth from the acquired assets.  Total net consideration of $40.9 million was funded by drawing on Baytex’s revolving credit facilities.

Production from Seal averaged approximately 8,900 bbl/d in the second quarter, an increase of 1,600 bbl/d over the first quarter of 2010. In the second quarter, we drilled five horizontal producers at Seal, encompassing a total of 43 horizontal laterals, with 30-day average rates averaging approximately 400 bbl/d per well.  During the second quarter, we also re-entered four existing wells and drilled seven to ten new laterals per well to access previously undrained areas of the reservoir.  Production from the re-entered wells increased from an average of 33 bbl/d per well prior to the workovers to a 30-day average rate of more than 500 bbl/d per well after the workovers.  We plan to drill approximately 10 more wells at Seal in the second half of 2010.

Light Oil & Natural Gas

During the second quarter of 2010, light oil and natural gas production averaged 15,841 boe/d, which was comprised of 6,443 bbl/d of light oil and NGL and 56.4 mmcf/d of natural gas. On an oil-equivalent basis, production of light oil, NGL and natural gas declined by 2% over the previous quarter, primarily due to natural declines in conventional fields. In the second quarter, we drilled 10 (6.1 net) oil wells for a 100% success rate.

In our Bakken/Three Forks play in North Dakota, we participated in drilling five (1.3 net) horizontal oil wells in the second quarter. Since the commencement of our operated program in North Dakota in July 2009, we have successfully drilled nine horizontal wells in this play. To date, we have operated seven wells that have sufficient history to establish peak 30-day rates, with a resulting average of 280 bbl/d per well after adjusting for downtime. All Baytex operated wells drilled to date have been approximately one mile-long wells drilled in 640-acre spacing units. We have also participated in five wells operated by two other companies, which were approximately two-mile long wells drilled in 1280-acre spacing units. The average peak 30-day production rates for the three “1280” wells that have sufficient production history is 420 bbl/d per well. In the remainder of 2010, we plan to participate in the drilling of 15 to 20 (6.1 to 9.0 net) wells in the Bakken/Three Forks.  We have now amassed a land position of approximately 124,000 net acres in this play, up from our previously announced level of approximately 96,000 net acres.  The new lands are generally to the south of our original land position in Divide County, including lands that are in Williams County, North Dakota.  The new lands have working interests ranging between 45% and 100%.

We continued development activities in the Viking light oil resource play in the second quarter. In Saskatchewan, we drilled three horizontal Viking wells in the second quarter but wet conditions delayed completion activities until the third quarter.  One Saskatchewan Viking well that was drilled in the first quarter and completed in the second quarter has established a 30-day average rate of 82 bbl/d. In Alberta, we drilled two Viking horizontal wells in the second quarter. Including wells drilled in previous quarters, five Baytex operated multi-lateral unfractured horizontal wells in the Alberta Viking play have sufficient history to establish peak 30-day rates, with a resulting average of 115 bbl/d per well. We plan to drill five to ten more Viking oil wells in the second half of 2010.

Financial Review

Funds from operations (“FFO”) were $109.1 million in the second quarter of 2010, an increase of 2% compared to the first quarter of 2010, largely driven by increased production. The average WTI price for the quarter was US$78.03/bbl, a 1% decrease from the first quarter of 2010. We received an average oil price of $58.84/bbl in the second quarter of 2010 (inclusive of our physical hedging loss), a decrease of 7% over the first quarter of 2010. We also received an average natural gas price of $4.19/mcf in the second quarter of 2010, a decrease of 21% from the prior quarter.

The heavy oil price differential, as measured by Western Canadian Select prices, averaged 18% of WTI for the second quarter of 2010, compared to 12% in the first quarter of 2010 and 12% in the second quarter of 2009. Additional third party transportation capacity and refining infrastructure have led to significant improvement in differentials for heavy oil over the past three years. The increase in differentials in the second quarter of 2010 was primarily due to seasonal refinery turnarounds.

In the second quarter of 2010, total cash distributions declared were $46.8 million, or $0.54 per unit, representing a payout ratio of 43% net of DRIP participation (55% before DRIP). Based on the current commodity price strip, we expect to generate sufficient funds from operations in 2010 to fully fund our exploration and development capital program and our distributions, as we have done so far in 2010.

During the second quarter, we closed our previously announced acquisition of several private entities which will be used in our internal financing structure. Total consideration for this acquisition was approximately $38 million. After completing an internal reorganization to integrate these entities, we project that our cash income tax expenses, assuming that the current commodity strip price is realized, expressed as percentage of FFO, will be nil for 2010 and 2011, and will average approximately 5% for 2012 to 2015.

During the second quarter, we reached agreement with our lending syndicate to amend our revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period.  In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012.  The additional borrowing capacity and the additional repayment term further enhance our existing financial flexibility. At the end of the second quarter of 2010, total monetary debt was $553 million, which left undrawn credit facilities of $152 million and represents a debt-to-FFO ratio of 1.3 times based on second quarter annualized FFO. Both of these metrics are well within our leverage and liquidity targets, and provide ample capacity to finance our operations.

We are pleased to note that Standard and Poor’s has upgraded our corporate credit rating to BB (from BB-) and issue rating for our outstanding senior unsecured debentures to a B+ (from B) citing our strong operational consistency and financial management as reasons for the upgrades.

We continue to work towards a planned conversion from the current trust structure to a corporate legal form, and expect to have this conversion transaction completed at year-end 2010.  In the absence of a significant decline in commodity prices, we expect to maintain our current distribution level as a dividend upon conversion to a corporation.

Additional Information

Our unaudited Consolidated Financial Statements for the three months and six months ended June 30, 2010 and 2009 and related Management’s Discussion and Analysis can be accessed immediately on our website at www.baytex.ab.ca and will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference Call

Baytex will hold a conference call and question and answer session at 2:00 p.m. MT (4:00 p.m. ET) on Thursday, August 12, 2010 to discuss our second quarter 2010 results. The conference call will be hosted by Anthony Marino, President and Chief Executive Officer, and Derek Aylesworth, Chief Financial Officer. Interested parties are invited to participate by calling toll-free across North America at 1-866-226-1792 or within the Toronto area at 416-340-2216. An archived recording of the call will be available until August 19, 2010 by dialing 1-800-408-3053 within North America or 416-695-5800 within the Toronto area and entering reservation code 1278246. The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

3

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: our exploration and development capital expenditures for 2010; our production level for 2010; the development potential of the heavy oil assets in the Lloydminster area that we acquired in May 2010; our heavy oil resource play at Seal, including initial production rates from new wells and drilling plans for the second half of 2010; our Bakken/Three Forks light oil resource play in North Dakota, including initial production rates from new wells and drilling plans for the second half of 2010; our Viking light oil resource play in Alberta and Saskatchewan, including initial production rates from new wells and drilling plans for the second half of 2010; heavy oil price differentials; our ability to fund our capital expenditures and distributions from funds from operations in 2010; our effective cash tax expenses in years 2010 to 2015; our liquidity and financial capacity; and our plan to convert to a corporate legal form, including the timing of the conversion and our dividend policy as a corporation. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer                                                                                 Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                                         Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations                                                                                                         Telephone: (587) 952-3237
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca